Mercedes-Benz Auto Receivables Trust 2019-1
Investor Report

Amounts in USD

Dates

Collection Period No.	9			
Collection Period (from... to)	1-May-2020	31-May-2020		
Determination Date	11-Jun-2020			
Record Date	12-Jun-2020			
Distribution Date	15-Jun-2020			
Interest Period of the Class A-1 Notes (from... to)	15-May-2020	15-Jun-2020	Actual/360 Days	31
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-May-2020	15-Jun-2020	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	360,800,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	511,000,000.00	455,486,051.13	419,899,693.53	35,586,357.60	69.640622	0.821722
Class A-2B Notes	50,000,000.00	44,568,106.76	41,086,075.68	3,482,031.08	69.640622	0.821722
Class A-3 Notes	464,000,000.00	464,000,000.00	464,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	128,560,000.00	128,560,000.00	128,560,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,514,360,000.00**	**1,092,614,157.89**	**1,053,545,769.21**	**39,068,388.68**		
Overcollateralization	38,846,436.21	38,830,160.91	38,830,160.91			
Adjusted Pool Balance	1,553,206,436.21	1,131,444,318.80	1,092,375,930.12			
Yield Supplement Overcollateralization Amount	61,799,793.88	42,135,310.58	40,198,262.18			
Pool Balance	**1,615,006,230.09**	**1,173,579,629.38**	**1,132,574,192.30**			

	Amount	Percentage
Initial Overcollateralization Amount	38,846,436.21	2.50%
Target Overcollateralization Amount	38,830,160.91	2.50%
Current Overcollateralization Amount	38,830,160.91	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	2.040000%	774,326.29	1.515316	36,360,683.89	71.155937
Class A-2B Notes	0.363630%	13,955.43	0.279109	3,495,986.51	69.919730
Class A-3 Notes	1.940000%	750,133.33	1.616667	750,133.33	1.616667
Class A-4 Notes	2.040000%	218,552.00	1.700000	218,552.00	1.700000
Total		**$1,756,967.05**		**$40,825,355.73**	

Amounts in USD

Available Funds	
Principal Collections	40,026,996.48
Interest Collections	3,162,553.76
Net Liquidation Proceeds	226,793.70
Recoveries	627,548.53
Purchase Amounts	0.00
Advances made by the Servicer	0.00
Investment Earnings	8,488.93
Available Collections	**44,052,381.40**
Reserve Fund Draw Amount	0.00
Available Funds	**44,052,381.40**

Distributions	
(1) Total Servicing Fee	977,983.02
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	1,756,967.05
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	39,068,388.68
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	2,249,042.65
Total Distribution	**44,052,381.40**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	977,983.02	977,983.02	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,756,967.05	1,756,967.05	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	774,326.29	774,326.29	0.00
thereof on Class A-2B Notes	13,955.43	13,955.43	0.00
thereof on Class A-3 Notes	750,133.33	750,133.33	0.00
thereof on Class A-4 Notes	218,552.00	218,552.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,756,967.05	1,756,967.05	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	39,068,388.68	39,068,388.68	0.00
Aggregate Principal Distributable Amount	39,068,388.68	39,068,388.68	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,883,016.09
Reserve Fund Amount - Beginning Balance	3,883,016.09
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	732.08
minus Net Investment Earnings	732.08
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,883,016.09
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	732.08
Net Investment Earnings on the Collection Account	7,756.85
Investment Earnings for the Collection Period	8,488.93

Notice to Investors

Note 1:

3,531 accounts with an outstanding principal balance of $121,423,340.13 did not have an installment payment scheduled for the current Collection Period.

Note 2:

In response to the COVID-19 (coronavirus) pandemic, the Servicer is taking steps to offer relief to customers impacted by the crisis. Such relief may take the form of deferrals of payment obligations, estimated not to exceed three months, which will generally result in an extension of the term of the customer's contract by an equivalent number of months. The Servicer will not consider a customer's contract to be delinquent as a result of any such deferral. The Servicer is also temporarily curtailing certain collection activities, including repossessions. Different relief may be offered to customers in affected areas in the future as the COVID-19 situation develops.

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,615,006,230.09	50,838
Pool Balance beginning of Collection Period	1,173,579,629.38	44,620
Principal Collections	26,756,663.74	
Principal Collections attributable to Full Pay-offs	13,270,332.74	
Principal Purchase Amounts	0.00	
Principal Gross Losses	978,440.60	
Pool Balance end of Collection Period	1,132,574,192.30	43,934
Pool Factor	70.13%	

	As of Cutoff Date	Current
Weighted Average APR	3.71%	3.74%
Weighted Average Number of Remaining Payments	52.01	38.30
Weighted Average Seasoning (months)	12.33	22.12

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,129,254,147.58	43,838	99.71%
31-60 Days Delinquent	2,292,560.73	66	0.20%
61-90 Days Delinquent	654,752.51	20	0.06%
91-120 Days Delinquent	372,731.48	10	0.03%
Total	1,132,574,192.30	43,934	100.00%

Delinquency Trigger	**2.302%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.091%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	978,440.60	24	10,205,079.52	301
Principal Net Liquidation Proceeds	225,849.35		3,763,773.47	
Principal Recoveries	623,625.93		2,384,487.36	
Principal Net Loss / (Gain)	128,965.32		4,056,818.69	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.134%
Prior Collection Period	0.538 %
Second Prior Collection Period	0.432 %
Third Prior Collection Period	0.765 %
Four Month Average	0.467%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.251%
Average Net Loss / (Gain)	13,477.80

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.